

1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2002

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant's Name into English)

No.121 Park Avenue III
Science-Based Industrial Park
Hsin-chu, Taiwan

(Address of Principal Executive Offices)


SEC MAIL PROCESSING
RECEIVED
AUG 1 2 2002
WASH, DC 180 SECTION

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No ___V___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

TSMC Monthly Sales Report – July 2002

Hsin-Chu, Taiwan, August 8, 2002– Taiwan Semiconductor Manufacturing Company Ltd. ("TSMC" or "the Company") (TAIEX: 2330, NYSE: TSM) today announced that net sales for July 2002 totaled NT$13,536 million, while revenues from January to July 2002 were NT$93,508 million.

TSMC Spokesperson Mr. Harvey Chang noted that due to a decrease in unit sales and a change of product mix, net sales in July 2002 decreased 13.3 percent in comparison with June 2002. On a year-over-year basis, net sales increased 57.3 percent in July 2002 compared to the same period a year ago.

# # #

Sales Report: (Unit: NT$ million)

Net Sales	2002[1]	2001	Growth
July	13,536	8,604	57.3%
January through July	93,508	74,423	25.6%

(1): Year 2002 figures have not been audited.

TSMC Spokesperson:
Mr. Harvey Chang
Senior Vice President
Tel: 886-3-578-0221 Ext2075

For further information, please contact:

Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-567-3338
886-928-882-607(Mobile)
Fax: 886-3-567-0121
E-mail: jhtzeng@tsmc.com.tw

Mr. Jesse Chou
Public Affairs Manager, TSMC
Tel:886-3-5673347 (O)
886-932-113-258(Mobile)
Fax:03-5670121
E-Mail:jhchoua@tsmc.com.tw

Ms. Shan-Shan Guo
PR Manager, TSMC
Tel:886-3-5673345(O)
886-939-059-246 (Mobile)
Fax:03-5670121
Email: ssguo@tsmc.com.tw

公告或申報項目	
內容摘要	3董事會議事錄。
公告或申報期限	辦理書面申報者： 1依「發行人募集與發行有價證券處理準則」規定募集與發行有價證券，應公開財務預測者。 2申請股票上市（櫃）。 3自願公開財務預測者。 二、一個月內應將電子檔案向本會指定之資訊申報網站傳輸，並應向本會辦理書面申報者： 1因董事累積變動達三分之一者，應於新任董事就任之日起一個月內辦理。 2因公司法第一百八十五條第一項各款情事而公開者，應於股東會決議日起一個月內辦理。 3與他公司合併而公開者，應於合併完成召集合併後股東會後一個月內辦理。 三、更正、更新財務預測
副本抄送單位	業公會。 4證券暨期貨市場發展基金會。
法令依據	（六）第〇二四三五號函。 3本會九十年十月二十六日臺財證（六）第〇〇五八四七號函。 4本會九十一年四月十一日（九一）臺財證（六）第〇〇二四八九號函。 5本會九十一年四月二十二日（九一）臺財證（六）第〇〇二六〇五號函。 6本會九十一年六月二十八日臺財證（一）第〇九一〇〇〇三六三九號函。

Taiwan Semiconductor Manufacturing Company Limited

August 09, 2002

This is to report the changes or status of 1)Sales volume 2) funds lent to other parties
3) Endorsements and quarantees 4) Financial derivative transactions for the period of July 2002.

1) Sales volume (NT$: Thousand)

Time	Items	2002	2001	Changes	(%)
Jul	*Invoice amount*	15,765,847	8,902,369	6,863,478	77.10%
Jan - Apr	*Invoice amount*	91,439,053	77,050,597	14,388,456	18.67%
Jul	*Net sales*	13,536,263	8,604,351	4,931,912	57.32%
Jan - Apr	*Net sales*	93,508,432	74,422,846	19,085,586	25.64%

2) Funds lent to other parties (NT$ Thousand)

	Limit of lending	July	Bal. As of period end
TSMC	39,845,773	-	-
TSMC's subsidiaries	26,324,083	2,000	337,580

3) Endorsements and quarantees (NT$ Thousand)

	Limit of endorsements	July	Bal. As of period end
TSMC	59,768,660	136,000	22,955,440
TSMC's subsidiaries	N/A	0	0
TSMC endorses for subsidiaries		136,000	22,955,440
TSMC's subsidiaries endorse for TSMC		0	0
TSMC endorses for PRC companies		0	0
TSMC's subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

Underlying assets / liabilities	Liabilities:	YEN:	21,103,869,532
		EUR:	119,000,000
	Assets:	US$	855,000,000
Financial instruments			- FX forward contracts
Realized profit (loss)			(NT$10,644,968)

a-2. Hedging purpose (for the position of floating rate liabilities)

Underlying assets / liabilities	Liabilities:	NT$5,000,000,000
Financial instruments		Interest rate swap
Realized profit (loss)		-

b. Trading purpose: None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.



Date:August 8, 2002

By ______________________

Harvey Chang

Senior Vice President & Chief Financial Officer